(Check One): ☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	U. S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 0-30499 CUSIP NUMBER ☐

For Period Ended: April 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

visionGATEWAY, INC.

Full Name of Registrant

Chiropractic 21 International, Inc.

Former Name if Applicable

12707 High Bluff Drive, Suite 200

San Diego, California 92130

Address of Principal Executive Office

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative

State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

Chiropractic 21 International, Inc. (“Chiropractic”) was an inactive public Nevada corporation for a number of years until March 4, 2004 when it acquired visionGATEWAY, Inc. (“Vision”), a Nevada corporation. Upon its acquisition of Vision, all of the operations and business of Chiropractic consisted of Vision’s business which Chiropractic now operates through Vision.

Subsequently, Chiropractic changed its name to visionGATEWAY, Inc. In addition, Vision holds, as subsidiaries, visionGATEWAY Pty Ltd, an Australian corporation and Software Innovisions Pty Ltd, also an Australian corporation.

The Company is in the process of finalizing financial information from the prior year for all four of the above mentioned entities, all having different year-end dates, with both United States and Australian auditors. Accordingly, the Company will be unable to file its 10K-SB by July 29, 2004, the required filing date, without unreasonable effort or expense.

Part IV— Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Emerson Vice President and Chief Executive Officer	(858) 794-1416

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Signature

visionGATEWAY, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 29, 2004	By:	/S/ Michael Emerson
Michael Emerson, Vice President and Chief Executive Officer

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